News Release

PEMBINA

Pembina Pipeline Corporation Announces Closing of Transaction and Creation of Pembina Gas Infrastructure

All financial figures are approximate and in Canadian dollars unless otherwise noted.

CALGARY, ALBERTA, August 15, 2022 – Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) is pleased to announce that it has completed its previously announced joint venture transaction with KKR to combine their respective western Canadian natural gas processing assets into a single, new joint venture entity, Pembina Gas Infrastructure Inc. ("PGI").

"We are excited to officially announce the creation of PGI, a premier gas processing entity in Western Canada that will provide incredible value for Pembina, our partner KKR, and our customers. Pembina has enjoyed a strong relationship with KKR at Veresen Midstream over the past four years and the creation of PGI is a natural next step that will unlock growth and provide increased service offerings to customers throughout the Montney and Duverney formations, from central Alberta to northeast British Columbia," said Scott Burrows, Pembina's President, and Chief Executive Officer.

Timing of Common Share Dividend Increase

As previously announced, Pembina's Board of Directors declared a common share cash dividend for August 2022 of $0.21 per share to be paid, subject to applicable law, on September 15, 2022, to shareholders of record on August 25, 2022.

Pembina's Board of Directors previously approved a $0.0075 per common share increase to its monthly common share dividend rate, to $0.2175 per common share per month (representing an increase of 3.6 percent), subject to closing of the joint venture transaction with KKR. The first dividend under which the increase will take effect is expected to be declared in early September 2022, and payable on or about October 14, 2022.

About Pembina

Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 65 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and a growing export terminals business. Through our integrated value chain, we seek to provide safe and reliable infrastructure solutions which connect producers and consumers of energy across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit pembina.com.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets:

- **Customers** choose us first for reliable and value-added services.

- **Investors** receive sustainable industry-leading total returns.

- **Employees** say we are the 'employer of choice' and value our safe, respectful, collaborative and inclusive work culture.

- **Communities** welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively.

About PGI

Pembina Gas Infrastructure ("PGI") is a premier gas processing entity in Western Canada with a combined capacity of 5 billion cubic feet per day. A partnership between Pembina and KKR, PGI is strategically positioned to serve customers throughout the Montney and Duverney trends from central Alberta to northeast British Columbia. Pembina owns 60% of PGI and operates and manages PGI facilities while KKR's global infrastructure funds own the remaining 40%. For more information, visit www.PGIMidstream.com.

Forward-Looking Information and Statements

This news release contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expects", "estimates", "anticipates", "projects", "plans", "will", "would", "could", "potential", "continue", "commit" and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements pertaining to, without limitation, the following: the joint venture transaction between Pembina and KKR, including the anticipated benefits thereof to Pembina; and Pembina's future common share dividends, including the expected timing at which the increase will be declared and payable.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: that favourable circumstances continue to exist in respect of the operation of the assets contributed to PGI; that PGI's future results of operations will be consistent with management expectations in relation thereto; oil and gas industry exploration and development activity levels and the geographic region of such activity; prevailing regulatory, tax and environmental laws and regulations; the ability of PGI to maintain an investment grade rating; future cash flows; prevailing commodity prices, interest rates, carbon prices, tax rates and

exchange rates; the availability of capital to fund PGI's future capital requirements; future operating costs; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts; that there are no unforeseen material costs relating to the relevant facilities which are not recoverable from customers; and maintenance of operating margins.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties that could cause actual events or results to differ materially, including, but not limited to: the failure to realize the anticipated benefits and/or synergies of the joint venture transaction due to integration issues or otherwise; expectations and assumptions concerning, among other things: customer demand for PGI's assets and services; commodity prices, interest rates and foreign exchange rates; planned synergies, operating and capital efficiencies and cost-savings; applicable tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; labour and material shortages; non-performance or default by counterparties to agreements entered into in respect of PGI's business; the impact of competitive entities and pricing; reliance on key relationships and agreements; reliance on third parties to successfully operate and maintain certain assets; the regulatory environment and decisions and Indigenous and landowner consultation requirements; actions by governmental or regulatory authorities, including changes in tax laws and treatment, changes in royalty rates, climate change initiatives or policies or increased environmental regulation; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide, including changes, or prolonged weaknesses, as applicable, in interest rates, foreign exchange rates, commodity prices, supply/demand trends and overall industry activity levels; risks relating to the current and potential adverse impacts of the COVID-19 pandemic; lower than anticipated results of operations and cash flow accretion to Pembina from PGI; the ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; technology and cyber security risks; natural catastrophes; and certain other risks and uncertainties detailed in Pembina's Annual Information Form and Management's Discussion and Analysis ("MD&A"), each dated February 24, 2022 for the year ended December 31, 2021, Pembina's MD&A dated August 4, 2022 for the three and six months ended June 30, 2022 and from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

In respect of the forward-looking statements concerning the anticipated increase in Pembina's common share dividend following completion of the joint venture transaction, Pembina has made such forward-looking statements in reliance on certain assumptions that it believes are reasonable at this time, including assumptions in respect of: prevailing commodity prices, interest rates, margins and exchange rates; that future results of operations will be consistent with past performance, as applicable, and management expectations in relation thereto, including in respect of PGI's future results of operations; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; future cash flows and operating costs; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; that there are no unforeseen material construction or other costs related to current growth projects or current operations; and that there are no unforeseen material construction or other costs related to current growth projects or current operations. Pembina will also be subject to requirements under applicable corporate laws in respect of declaring dividends at such time.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause actual results to differ materially from those predicted, forecasted, or projected. The forward-looking statements contained in this news release speak only as of the date hereof. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements contained herein, except as required by applicable laws. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information:

Investor Relations

(403) 231-3156

1-855-880-7404

e-mail: investor-relations@pembina.com

www.pembina.com